

November 16, 2011

Via Email
Shelly Schaffer
Chief Financial Officer
Support.com, Inc.
1900 Seaport Boulevard, 3rd Floor
Redwood City, CA 94063

  Re: **Support.com, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 11, 2011
    File No. 000-30901

Dear Ms. Schaffer:

We have reviewed your letter dated October 11, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 21, 2011.

Item 1.A Risk Factors

"Because a small number of customers and channel partners…," page 12

1. We note your response to prior comment 1; the information you presented appears to be inconsistent with your conclusion that you are not substantially dependent on your agreements with Staples, Inc. Please file your agreements with Staples, Inc. as exhibits and ensure that your disclosure describes the material terms of such agreements. See Items 601(b)(10)(ii) and 101(c)(1)(vii) of Regulation S-K.

<u>Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed May 11, 2011)</u>

<u>Compensation Discussion and Analysis</u>

<u>Executive Summary, page 13</u>

2.   We reissue prior comment 6. As noted in our prior comment, the summary states that you changed your executive compensation program in 2009 to reduce cash compensation for your named executive officers and to place an increased emphasis on long-term equity incentives. Although the summary states that you continued following this philosophy in 2010, you did not make any performance-based equity awards in 2010, but did award cash bonuses. Please confirm that your executive summary in future filings will provide a materially complete overview of your executive compensation for the prior fiscal year.

<u>Analysis of 2010 Executive Compensation</u>

<u>Base Salary, page 14</u>

3.   We note your response to prior comment 7. Please confirm that you will add clarifying disclosure in future filings, to the extent applicable. See Item 402(b)(v) of Regulation S-K.

        You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Evan Jacobson, Attorney-Advisor, at (202) 551-3428 if you have questions. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief